82-34720




03022872

Hip Interactive Corp.
240 Superior Boulevard
Mississauga, ON L5T 2L2
www.hipinteractive.com

Peter Lee
Chief Financial Officer
plee@hipinteractive.com

Tel: 905 362 3760 ex.333
Fax: 905 362 2361

June 4, 2003


SEC MAIL PROCESSING
RECEIVED
JUN 1 0 2003
WASH. D.C. 188 SECTION

VIA REGULAR MAIL

Office of International Corporate Finance
Division of Corporate Finance, Mail Stop 3-2
Securities and Exchange Commission
#450 – 5th Street Northwest
Washington D.C. 20549
USA

Dear Sir or Madam:

Re: Hip Interactive Corp. (SEC File Number – TBD)

Hip Interactive Corp. ("Hip"), a "Foreign Private Issuer" as that term is defined in the *Securities and Exchange Act (1934)* (the "Act"), is a corporation incorporated under the *Business Corporations Act* (Ontario) and a reporting issuer in Canada in the Provinces of Ontario, Manitoba and Quebec. The common shares of Hip are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "HP".

Hip has claimed the exemption under Rule 12-g3-2, Reg. 240.12-g3-2 of the Act. Pursuant to Reg. 240.12g3-2(b)(1)(iii), please find enclosed the following:

	Document (Attached)	Requirement	Timing
1.	Report on number and value of securities distributed in Quebec pursuant to sec. 52 exemption. Dated: May 27, 2003; Filed: May 27, 2003.	Required to be filed pursuant to Reg. 114, Securities Act (Quebec).	Required to be filed at the same time as annual report.
2.	TSX Form 1: Change in Outstanding and Reserved Securities in respect of the month of May 2003 and dated June 4, 2003.	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.

Please do not hesitate to contact the undersigned should you have any questions.

Yours very truly,

Peter Lee
Chief Financial Officer

dlw 6/20

Encl.
cc: Kyler Wells, Aird & Berlis LLP, (via email, w/o attachments)



Hip Interactive Corp.
240 Superior Boulevard
Mississauga, ON L5T 2L2
www.hipinteractive.com

Peter Lee
Chief Financial Officer
plee@hipinteractive.com

Tel: 905 362 3760 ex.333
Fax: 905 362 2361

May 27, 2003

Commission des valeurs mobiliéres du Québec
Stock Exchange Tower, 900 Victoria Square
P.O. Box 246, 17th Floor
Montreal, QC H4Z 1G3

Attention: Service de l'information financière

Dear Sirs/Mesdames:

Re: Hip Interactive Corp. (the "Corporation")

In accordance with section 114 of the Regulations under the *Securities Act* (Quebec) (the "Act"), we are writing to report that, during the fiscal year ended March 31, 2003, except in respect of the issuance of 20,000 common shares to a Quebec resident employee of the Corporation pursuant to the Corporation's Stock Option Plan, the Corporation did not issue any securities in Quebec pursuant to any of the exemptions contained in section 52 of the Act.

Yours truly,

HIP INTERACTIVE CORP.

Peter Lee
Chief Financial Officer





FORM: 1 | Company Name: HIP INTERACTIVE CORP. Stock Symbol: HP

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**51,752,900**
ADD:	Stock Options Exercised	48,333	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	148,958	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: from Treasury – Broker Warrants fr. private placement	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**51,950,191**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**

Stock Options Outstanding — Opening Balance	**5,998,035**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT)
Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
May 23, 2003	Michael Cochrane	Jan. 28/02	$0.77	13,333
May 27, 2003	Jeremy Logan	Dec. 19/99	$1.00	25,000
May 27, 2003	Todd Pretty	Jun. 30/00	$0.81	10,000
			SUBTOTAL	**48,333**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT)
If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
May 2, 2003	Charlie Camilleri	Aug. 13/02	Aug. 13/07	$0.60	500
May 2, 2003	Ian Douglas	Dec. 13/01	Dec. 13/06	$0.79	500
May 2, 2003	Jeff Lockhart	Dec. 13/01	Dec. 13/06	$0.79	500
May 2, 2003	Marc Raymond	Dec. 19/99	Dec. 19/04	$1.00	2,500
May 2, 2003	Dean Tolton	Dec. 13/01	Dec. 13/06	$0.79	500
May 26, 2003	Michael Cochrane	Jan. 28/02	Jan. 28/07	$0.77	6,667
				SUBTOTAL	**11,167**

Stock Option Outstanding — Closing Balance	**5,938,535**

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
D.	**Shares Reserved (for Stock Option Plan)**		
	NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		7,211,093
	Additional shares Listed Pursuant to the Plan (ADD)	0	
	Stock Options Exercised (SUBTRACT)	48,333	
	Stock Appreciation Rights (SUBTRACT)	0	
	Closing Share Reserve Balance at end of period		**7,162,760**

All information reported in this Form is for the month of May 2003.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	June 4, 2003